

07006145


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH. D.C.
186
SECTION

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 43665 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2006** (MM/DD/YY) AND ENDING **DECEMBER 31, 2006** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SPENCER TRASK VENTURES, INC.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**535 MADISON AVENUE**
(No. and Street)

**NEW YORK, NY 10022**
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL S. CARDELLO, CFO (800) 622-7078
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**CARMINE A. PRINCIPATO, CPA P.C.**
(Name – *if individual, state last, first, middle name*)

**617 ORADELL AVENUE, ORADELL, NJ 07649**
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



Carmine A. Principato, CPA, P.C.

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

✓ **(o) Independent Auditor's Supplementary Report on Internal Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of New York )
) ss:
County of New York )

## Oath or Affirmation

February 26, 2007

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of Spencer Trask Ventures, Inc., as of December 31, 2006, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal, officer, or director has any proprietary interest in any account classified solely as that of a customer.

William P. Dioguardi
President

Notary Public

CHARLES AQUILINA
Notary Public, State of New York
NO. 01AQ5046836
Qualified in Queens County
Commission Expires July 17, 2007

# Statement of Financial Condition

## Spencer Trask Ventures, Inc.

*December 31, 2006*
*with Report and Supplementary Report*
*of Independent Auditor*

Spencer Trask Ventures, Inc.

Statement of Financial Condition

December 31, 2006

## Contents



# Report of Independent Auditor

To the Board of Directors and Stockholder of
Spencer Trask Ventures, Inc.

I have audited the accompanying statement of financial condition of Spencer Trask Ventures, Inc. (the "Company"), a Delaware corporation and a wholly owned subsidiary of Spencer Trask & Co. (the "Parent"), as of December 31, 2006 that you are filing pursuant to Rule 17a–5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. My responsibility is to express an opinion on this statement of financial condition based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spencer Trask Ventures, Inc. at December 31, 2006 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 12 to the statement of financial condition, during February 2005, the Internal Revenue Service has issued a statutory notice of deficiency in connection with the examination of the federal consolidated corporation income tax return of the Parent and the Company for the taxable year ended April 30, 1997. The Parent and the Company have filed a petition in the United States Tax Court contesting the deficiency determination. The case has been tried to the Tax Court and the decision of the Tax Court is being awaited. The ultimate outcome of this litigation cannot presently be determined. Accordingly, no provision for any liability that may result has been made in the statement of financial condition.

Carmine A. Principato, CPA, P.C.

Oradell, New Jersey
February 26, 2007

617 Oradell Avenue △ Oradell, New Jersey 07649 ▲ Phone: (201) 576-0911 △ Fax: (201) 576-0991
www.capcpa.net ▲ info@capcpa.net

# Spencer Trask Ventures, Inc.

## Statement of Financial Condition

December 31, 2006

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents *(Note 2)* | **$ 911,253** |
| Receivable from clearing broker *(Notes 3 and 9)* | **1,284,500** |
| Due from Parent | **156,443** |
| Securities owned: Not readily marketable, at estimated fair value *(Note 4)* | **286,190** |
| Secured demand notes *(Note 8)* | **1,010,000** |
| Advances to employees (net of allowance for doubtful accounts of $103,092) | **50,652** |
| Prepaid expenses | **66,912** |
| Furniture, fixtures, equipment and software (net of accumulated depreciation of $3,027,423) | **328,624** |
| Deposit with clearing broker *(Note 9)* | **250,000** |
| Security deposit | **5,000** |
| Total assets | **$ 4,349,574** |
| **Liabilities and stockholder's equity** | |
| Bank overdraft | **$ 180,110** |
| Accounts payable | **104,386** |
| Accrued expenses and other liabilities | **242,416** |
| Accrued employee incentive awards *(Note 5)* | **18,130** |
| Securities sold, not yet purchased, at market value | **1,088** |
| | **546,130** |
| Commitments and contingent liabilities *(Notes 6, 7 and 12)* | |
| Subordinated borrowings *(Note8)* | **1,010,000** |
| Stockholder's equity: | |
| Common stock, $.10 par value–200,000 shares authorized, 50,000 shares issued and outstanding | **5,000** |
| Additional paid-in capital | **46,710,029** |
| Accumulated deficit | **(43,921,585)** |
| Total stockholder's equity | **2,793,444** |
| Total liabilities and stockholder's equity | **$ 4,349,574** |

*See accompanying notes.*

Spencer Trask Ventures, Inc.

Notes to Statement of Financial Condition

December 31, 2006

## 1. Organization and Summary of Significant Accounting Policies

### Organization and nature of business

Spencer Trask Ventures, Inc. (the "Company") is a wholly owned subsidiary of Spencer Trask & Co. (the "Parent"), and was incorporated in the State of Delaware on March 11, 1991. In September 2000, the Company changed its name from Spencer Trask Securities Incorporated. One individual owns the Parent. The Company is a broker–dealer and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company became a registered broker–dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on September 26, 1991. The Company does not carry customer accounts and is exempt from the Customer Protection Rule (SEC Rule 15c3–3) pursuant to provision K(2)(ii) of such rule. The Company provides brokerage and investment banking services to domestic and foreign customers. In addition, the Company acts as an agent/manager in Private Placement offerings whereby the securities are placed on a "best–efforts" basis in connection with the financing of such transactions.

### Basis of accounting

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States.

### Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

### Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with a maturity of three months or less excluding funds held in trading accounts, to be cash equivalents. Cash equivalents consist primarily of bank deposits and money market accounts. As a result of the Company's cash management system, checks issued but not presented to the bank for payment may create negative book cash balances. Such negative balances are included in bank overdraft. Negative balances aggregated $180,110 as of December 31, 2006.

**1. Organization and Summary of Significant Accounting Policies (continued)**

**Securities owned**
Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

**Customer Accounts**
The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing brokers, which maintain the customers' accounts and clears such transactions.

**Revenue**
Fees from Private Placement offerings, including commissions, investment banking fees, and expense allowances arising from security offerings in which the Company acts as a placement agent are recorded when the transaction settles. In connection with its agency business, the Company recognizes commission income and expense on a trade date basis as securities transactions occur.

**Furniture, fixtures, equipment, and software**
Furniture, fixtures, equipment, and software are carried at cost, less accumulated depreciation. Depreciation is computed on a straight–line basis over three to seven years. Depreciation expense for the year ended December 31, 2006 was $492,990.

**Income taxes**
The Parent, with the consent of its stockholders, elected under the Internal Revenue Code to be taxed as an S Corporation effective January 1, 2001. In addition, the Parent has elected to treat the Company (an eligible subsidiary) as a qualified subchapter S subsidiary ("Qsub"). For income tax purposes, the Qsub election resulted in a deemed liquidation of the Company into the Parent. As a result of the deemed liquidation, the Company is not treated as a separate corporation for income tax purposes and all of the Company's assets, liabilities, and items of income, deduction and credit are treated as those of the Parent. The Parent's stockholder is taxed on his proportionate share of the Company's taxable income. Certain specific deductions and credits flow through the Company to its stockholder. Therefore, no provision for federal income taxes has been included in the financial statements and deferred tax liabilities have been eliminated.

**1. Organization and Summary of Significant Accounting Policies (continued)**

**Contingencies**
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

**2. Concentrations of Credit Risk**

The Company maintains its cash in bank deposit accounts at a major New York financial institution, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts up to $100,000. At December 31, 2006, the Company's uninsured cash balances were $810,753. In addition, from time to time during 2006, the Company's cash balances maintained at the financial institution exceeded the $100,000 federally insured limit. The Company has not experienced any losses with respect to these deposits.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

**3. Receivable from Clearing Broker**

At December 31, 2006, the amount receivable from clearing broker represents commission receivable and other amounts on deposit.

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2006.

**4. Securities Owned and Sold, Not Yet Purchased**

Marketable securities owned and sold, not yet purchased consist of trading and investment securities at market values in primarily corporate stocks.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2006, securities with an estimated fair value of approximately $286,000 consist primarily of restricted equity investments in privately held and public companies.

**5. Profit Sharing 401(k) Plan and Key Employee Stock Plan**

*Profit Sharing 401(k) Plan*
The Company maintains a defined contribution retirement plan under Internal Revenue Code Section 401(k). Employees over the age of 21 are eligible, following three months of service, to contribute a specified percentage of their salary, not to exceed the statutory limit, to the plan. The Company's contribution is discretionary. The Company did not make a matching contribution during the year ended December 31, 2006.

*Key Employee Stock Plan*
During the year ended December 31, 1998, the Company adopted a key employee stock plan (the "Plan") whereby the Company would acquire shares of stock in issuers for whom the Company acted as a placement agent. The acquisition of shares is made at the discretion of the Company. Employees who reach a specified percentage of the aggregate gross dollar amount of subscription proceeds in Private Placements derived by the Company (the "Threshold Percentage") will receive shares of each issuer included in an award pool based on the employee's actual percentage of the aggregate gross dollar amount of subscription proceeds in Private Placements derived by the Company (the "Participation Percentage"). These awards will be granted annually and are subject to vesting periods of 2 or 3 years. The shares remaining in the award pool that are not granted or forfeited by employees not meeting the vesting requirement and certain other terms and conditions of the Plan will no longer be subject to distribution and are retained by the Company. The fair value of awards granted as of December 31, 2006 is approximately $18,100. There is no change in the fair value of awards granted through December 31, 2006.

**6. Lease Commitments**

The Company leases office facilities under non-cancelable operating lease arrangements expiring on March 31, 2009. During 2006, the Company made the decision to cease using this office facility in an effort to reduce its operating costs. In September 2006, the Company entered into a Surrender Agreement with the Landlord to surrender its office facilities under the lease expiring on March 31, 2009. In consideration for the Company's surrender of the premises and the Landlord's acceptance of the Company's surrender, the Company was obligated to pay rent through February 28, 2007 and the sum of $700,000 to the Landlord. In addition, the Company incurred approximately $148,000 in other direct costs related to the surrender of the premises.

**6. Lease Commitments (continued)**

The Company made a payment of $125,000 to the Landlord upon execution of the agreement and relinquished its rights in the security deposit held by the Landlord to satisfy the remaining balance. The Parent shared one-third of the total cost of the surrender. Therefore, in accordance with Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, the Company recorded a charge to earnings of approximately $565,000 to recognize its share of the costs of exiting premises. These costs are included in Occupancy expense in the Statement of Operations. The sublease rental, which could be reasonably obtained, for the premises is greater than the remaining obligation, therefore, the Company did not record a liability for the rent due in January and February 2007.

In November 1999 and March 2000, the Company and its Parent, jointly and severally, entered into sublease agreements for additional space at their existing location expiring December 30, 2010. The Parent intends to occupy approximately one-half of the total combined space under the existing terms of the lease and sublease agreements. Effective February 2003, the Company and its Parent entered into a sublease lease agreement for a portion of its office space, which expires December 29, 2010. During 2005, the subtenant exercised its option to lease additional space through the remainder of the sublease term. In July 2006, the subtenant abandoned the facilities and its lease obligations. The Company and its Parent retained the security deposit being held. The future minimum rental payments under these combined remaining lease obligations as of December 31, 2006 are approximately as follows:

| Year ending December 31 | Minimum Lease Commitments |
|---|---|
| 2007 | 1,704,614 |
| 2008 | 1,585,566 |
| 2009 | 1,585,566 |
| 2010 | 1,585,566 |
| | $ 6,461,312 |

Rent expense and rental income for the year ended December 31, 2006 was approximately $2,082,921 and $256,228, respectively.

**7. Contingent Liabilities**

The Company–together with various individuals–have been named as defendants in several legal actions arising out of the normal course of its operations that claim substantial damages, the final outcome of which cannot presently be determined. The Company's management, after consultation with outside legal counsel, believes that the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the Company's financial position.

**8. Subordinated Borrowings**

The Company maintains interest free secured demand note collateral agreements with its Parent in the amounts of $100,000 and $150,000, scheduled to mature on June 1, 2010 and September 1, 2010, respectively. The market value of the collateral pledged at December 31, 2006 is $293,944.

The Company also maintains interest free secured demand note collateral agreements with an Affiliate of the Parent's sole stockholder for $595,000 and $165,000, scheduled to mature June 1, 2010. The market value of the collateral pledged at December 31, 2006 is $1,102,355.

These subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are therefore available in computing net capital pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements (Note 13), they may not be repaid.

**9. Clearance Agreement**

The Company entered into a Clearance Agreement (the "Agreement") with National Financial Services LLC ("NFS") dated January 15, 2003. NFS is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. The conversion from the Company's former clearing broker, BNY Clearing Services LLC was substantially completed in September 2003.

**9. Clearance Agreement (continued)**

Under the terms of the Agreement, NFS clears the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations should a customer of the Company default. NFS controls credit risk of the customers by requiring maintenance of margin collateral in compliance with various regulatory and internal guidelines. In addition, the Company is required to maintain minimum net capital in an amount which is the greater of the Company net capital requirement as calculated in accordance with SEC Rule 15c3–1 or $500,000. The Company also is required to maintain an escrow deposit with NFS in the amount of $250,000 in cash and a pledge account to NFS in the amount of $750,000 in cash and/or securities. The Company includes the escrow deposit in the Statement of Financial Condition. An affiliate of the Parent's sole stockholder has deposited securities valued in excess of $750,000 with NFS to satisfy the pledge account requirement.

**10. Financial Instruments With Off-Balance-Sheet Risk**

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements as of December 31, 2006, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to year-end.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

**10. Financial Instruments With Off-Balance-Sheet Risk (continued)**

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors the required margin levels daily and pursuant to such guidelines requires the customer to deposit additional collateral or to reduce positions when necessary.

**11. Transactions with Related Parties**

As part of its standard Private Placement fee, the Company receives warrants entitling the Company to acquire stock of the entity for which the Company is raising capital. On the date of receipt, these warrants have little or no value as the exercise price corresponds to the underlying stock's offering price. These warrants typically are transferred to the Parent for no consideration.

On July 21, 2006, the Parent borrowed $290,000 from the Company. The note accrues interest at 6% interest, was originally due within 30 days and subsequently extended to August 21, 2007. At December 31, 2006, the note was substantially repaid.

The Company accepted additional capital contributions from its Parent of $660,000 and $275,000 in January and February 2007, respectively.

**12. Income Taxes**

The Internal Revenue Service (the "IRS") has completed an examination of the Parent's consolidated federal income tax returns filed for years ended April 30, 1997 and 1998. The IRS has proposed to include in gross income the excess of the fair market value, at the time of exercise over the exercise price of certain warrants previously received by the Company and has sent the Company a statutory notice of deficiency in February 2005. The Company has filed a petition in the United States Tax Court contesting the deficiency determination. The case has been tried to the Tax Court and the decision of the Tax Court is being awaited. No provision has been made in the financial statements for the proposed additional taxes and interest because the ultimate outcome cannot presently be determined. Full inclusion of the tax on the contested gross income, before the addition of interest would result in a charge to net income of approximately $15,115,000.

**13. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3–1), which requires the maintenance of minimum net capital, as defined, of $100,000 or one-fifteenth of aggregate indebtedness, whichever is greater. At December 31, 2006, the Company has net capital of $2,886,629, which is $2,786,629 in excess of its required net capital of $100,000. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital is .19 to 1.

Proprietary balances, if any, held at the clearing brokers ("PAIB assets") are considered allowable assets for the net capital purposes, pursuant to agreements between the Company and the clearing brokers, which require, among other things, that the clearing brokers perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

Equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and the NASD.

# Supplementary Report of Independent Auditor

Carmine A. Principato, CPA, P.C.

# Independent Auditor's Supplementary Report on Internal Control Structure Required by Rule 17a–5 of the Securities and Exchange Commission

To the Board of Directors and Stockholder of
Spencer Trask Ventures, Inc.

In planning and performing my audit of the financial statements and supplemental information of Spencer Trask Ventures, Inc. (the "Company"), a wholly owned subsidiary of Spencer Trask & Co., for the year ended December 31, 2006, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a–5(g)(1) of the Securities and Exchange Commission (the "SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a–5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a–3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3–3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a–13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above–mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with



617 Oradell Avenue △ Oradell, New Jersey 07649 ▲ Phone: (201) 576-0911 △ Fax: (201) 576-0991
www.capcpa.net ▲ info@capcpa.net

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, and its operation that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a–5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Carmine A. Principato, CPA, P.C.

Oradell, New Jersey
February 26, 2007



